UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

COMMISSION FILE NUMBER 1-11846

AptarGroup, Inc.

DELAWARE	36-3853103
(State of Incorporation)	(I.R.S. Employer Identification No.)

475 WEST TERRA COTTA AVENUE, SUITE E, CRYSTAL LAKE, ILLINOIS 60014

Andrew Gorman, 815-477-0424

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

SECTION 1.         CONFLICT MINERALS DISCLOSURE

Item 1.01              Conflict Minerals Disclosure and Report

AptarGroup, Inc. (the “Company”) has filed a Conflict Minerals Report for the year ended December 31, 2016 with the Securities and Exchange Commission (the “SEC”). In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, a copy of AptarGroup, Inc.’s Conflict Minerals Report for the calendar year ended December 31, 2016 is filed herewith as Exhibit 1.01 and is available at www.aptar.com (see the Investors page). Information on the Company’s website shall not be deemed to be a part of, or incorporated into, this report. The Company evaluated its current product lines and determined that certain products the Company manufactures or contracts to manufacture contain “conflict minerals” as defined in applicable SEC rules. The Company is filing this form along with a Conflict Minerals Report to disclose the process it used to determine the source of the conflict minerals utilized in the manufacture of its products.

Item 1.02              Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

SECTION 2.        EXHIBITS

Item 2.01              Exhibits

Exhibit 1.01          Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AptarGroup, Inc.
(Registrant)

By	/s/ ROBERT W. KUHN
Robert W. Kuhn
Executive Vice President,
Chief Financial Officer and Secretary
(Duly Authorized Officer and
Principal Accounting and Financial Officer)

Date: May 31, 2017